GPWA, LLC
Statement of Financial Condition
December 31, 2015

Assets

Current assets

Cash and equivalents	$	24,923
Accounts receivable		26,265
Prepaid expenses		8,700
Total current assets		59,888

Property and equipment

Office automation equipment	8,442
Accumulated depreciation	(476)
Net property and equipment	7,966

Total assets	$	67,854

Liabilities and Member's Equity

Current liabilities

Accounts payable	$	2,240
Total current liabilities		2,240

Member's equity

	65,614

Total liabilities and member's equity	$	67,854

See report of independent registered public accounting firm and notes to financial statements.